Exhibit 21.1
Subsidiaries

Entity Name	Jurisdiction of Incorporation or Organization
Home Point Asset Management LLC	Delaware
HPC Insurance Agency, LLC	Michigan
Home Point Financial Corporation	New Jersey
Home Point Mortgage Acceptance Corporation	Alabama